Investor and Media Contact:
A. Brian Davis
brian.davis@tengion.com
336.201.0155

Tengion Provides Clinical Update and Reports Third Quarter 2014 Financial Results and Cash Position

WINSTON-SALEM, NC, November 14, 2014 -- Tengion, Inc. (OTCQB: TNGN), a leader in regenerative medicine, today reported key clinical data along with financial and operating results for the quarter ended September 30, 2014.

“We remain committed to realizing the full value of our Organ Regeneration Platform and to maximizing value for our stakeholders and, therefore, in September, we announced that we retained Jefferies LLC as an executive financial advisor to assist us with reviewing and structuring potential strategic transactions,” commented John L. Miclot, President and Chief Executive Officer of Tengion. “We look forward to providing further updates on this process as well as updates on our ongoing Phase 1 clinical trials for the Neo-Kidney Augment in Sweden and in the U.S. and potential next phase trials for the Neo-Urinary Conduit.”

Neo-Kidney Augment™ (NKA) Cellular Therapy Clinical Update

Tengion is currently conducting Phase 1 clinical trials for its NKA cellular therapy in Sweden and the United States and, assuming the Company is able to obtain additional funding, expects to enroll up to 15 and 12 patients, respectively, in these two ongoing trials. Both Phase 1 trials are designed to evaluate the safety and delivery of an active regenerative dose of NKA cellular therapy, including two years of follow-up, in patients with chronic kidney disease (CKD). Assuming Tengion is able to obtain additional funding, the Company expects to report full data after completing patient enrollment for both trials during the first half of 2015.

In August 2014, Tengion announced encouraging six-month interim data for the first five patients with advanced CKD implanted in the Phase 1 clinical trial being conducted at the Karolinska Institute in Stockholm, Sweden. NKA cellular therapy was successfully implanted into one kidney of each patient. Tengion reported promising trends in the six-month data measurements of kidney function, including hemoglobin, serum creatinine, calculated estimated Glomerular Filtration Rate (eGFR), magnetic resonance imaging (MRI), and renal scintigraphy. Four surgical procedure-related serious adverse events were recorded in this trial. None of these events were determined to be related to the NKA material and none caused the patients to discontinue the trial or the Data Safety Monitoring Board to stop the trial. None of the reported adverse events were kidney-related.

Neo-Urinary Conduit™ Clinical Program Update

As of January 2014, Tengion completed enrollment in its ongoing Phase 1 clinical trial for the Neo-Urinary Conduit. Bladder cancer patients were enrolled in the trial to assess the safety and preliminary efficacy of the Neo-Urinary Conduit, as well as to translate the surgical implantation procedure utilized in preclinical studies. The Company is currently working with key opinion leaders on future development plans for the Neo-Urinary Conduit, and may seek to execute a strategic or financial transaction to provide targeted funding for future development of the Neo-Urinary Conduit. In the absence of such funding, the Company does not plan to continue independent development of the Neo-Urinary Conduit program.

Financial Results for the Three and Nine Months Ended September 30, 2014

For the three months ended September 30, 2014, the Company reported an adjusted net loss of $6.6 million, or $0.26 per basic and diluted common share, compared to an adjusted net loss of $6.0 million, or $1.40 per basic and diluted common share, for the same period in 2013. The increased adjusted net loss for the 2014 period was primarily due to an increase in research and development expense of $0.9 million, an increase in general and administrative expense of $0.1 million offset by a decrease in interest expense of $0.4 million.

For the nine months ended September 30, 2014, the Company reported an adjusted net loss of $19.3 million, or $0.96 per basic and diluted common share, compared with an adjusted net loss of $17.3 million, or $5.02 per basic and diluted common share, for the same period in 2013. The increased adjusted net loss for the 2014 period was primarily due to increases in research and development expense of $1.5 million, in general and administrative expense of $0.3 million and in interest expense of $0.2 million.

The increase in research and development expense for the three and nine months ended September 30, 2014 was primarily due to an increase in compensation and related expenses resulting from additional employees and an increased use of regulatory consultants, as well as an increase in external services related to the clinical trials for the Neo-Kidney Augment program. The increase in general and administrative expense for the three and nine months ended September 30, 2014 was primarily due to an increase in legal fees and professional services related to the preparation of a market assessment of the Neo-Kidney Augment program.  The change in interest expense for the three and nine months ended September 30, 2014 was primarily due to non-cash interest expense associated with the Convertible Notes issued in the fourth quarter of 2012 and the second quarter of 2013.

As of September 30, 2014, the Company held $5.7 million in cash and cash equivalents. Based on the Company’s current expected operating expenditures and debt repayment, and assuming it is not required to settle any outstanding warrants in cash or redeem, or pay cash interest on, any of its convertible notes, the Company expects to be able to fund its operations through mid-December 2014.  Tengion is actively exploring opportunities to continue its business operations and fund deficits in operating cash flows. If Tengion is unable to raise additional capital, it will need to suspend its business operations and will likely need to seek protection under U.S. bankruptcy laws.

About the Neo-Kidney Augment™

The Neo-Kidney Augment is being developed to prevent or delay the need for dialysis by increasing renal function in patients with advanced chronic kidney disease. The Neo-Kidney Augment cellular therapy consists of selected regenerative renal cells obtained from a cortical biopsy of the patient’s kidney, expanded ex vivo, and then formulated in a thermolabile gelatin for laparoscopic injection into the patient’s kidney by a multi-ported needle, which allows the Neo-Kidney Augment cells to diffuse throughout the kidney and catalyze regeneration of functional kidney tissue.

About the Neo-Urinary Conduit™

The Neo-Urinary Conduit is designed to replace the standard of care for bladder cancer patients undergoing cystectomy (removal of bladder). There are over 25,000 cystectomies performed annually in bladder cancer patients in the United States and Europe. The Neo-Urinary Conduit is an implant made from a patient’s own cells and is intended to catalyze regeneration of native-like urinary tissue, thereby eliminating the need to use bowel tissue in the current standard of care surgery.

About Tengion

Tengion, a clinical-stage regenerative medicine company, is focused on developing its Organ Regeneration Platform™ to harness the intrinsic regenerative pathways of the body to regenerate a range of native-like organs and tissues with the goal of delaying or eliminating the need for chronic disease therapies, organ transplantation, and the administration of anti-rejection medications. The Company is currently conducting Phase 1 clinical trials in Sweden and the United States for its Neo-Kidney Augment cellular therapy, which is intended to prevent or delay dialysis and transplantation by increasing renal function in patients with advanced chronic kidney disease. A Phase 1 trial for the Company’s Neo-Urinary Conduit, an autologous implant that is intended to catalyze regeneration of native-like urinary tissue for bladder cancer patients requiring a urinary diversion following bladder removal, has completed enrollment.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this press release, including statements regarding Tengion’s plans, potential opportunities, or other expectations, projections, goals, objectives, strategies, timelines (including timelines regarding anticipated continued operations with current cash and cash equivalents), clinical studies, product development and the potential benefits of its products under development, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties associated with Tengion’s operating performance, financial position, ability to raise additional funds on terms favorable to the company or at all, research, development and commercialization of products, the risks and uncertainties associated with meeting the objectives of its clinical studies, including, but not limited to, risks related to delays or failures resulting from slower than expected enrollment in clinical trials or clinical holds, and the occurrence of adverse safety events, obtaining regulatory approvals, risks related to Tengion’s ability to complete any business development agreements on a timely basis or at all or on terms that are most beneficial for the company, and other risks detailed from time to time in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other documents subsequently filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are based on current information that may change and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statement to reflect events or circumstances after the issuance of this press release.

TENGION, INC.

Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	$3,046	$2,169	$8,296	$6,829
General and administrative	1,603	1,520	5,165	4,815
Depreciation	55	59	157	204
Other expense, net	149	156	453	277
Total operating expenses	4,853	3,904	14,071	12,125
Loss from operations	(4,853)	(3,904)	(14,071)	(12,125)
Interest income	1	19	15	26
Interest expense	(1,859)	(2,246)	(5,704)	(5,503)
Change in fair value of embedded derivative and derivative liability	(2,856)	53	(6,631)	(4,385)
Change in fair value of warrant liability	(8,785)	(1,179)	(44,074)	(2,979)
Net loss	$(18,352)	$(7,257)	$(70,465)	$(24,966)

Basic and diluted net loss per share	$(0.73)	$(1.70)	$(3.49)	$(7.24)
Weighted-average common stock outstanding – basic and diluted	25,171	4,261	20,174	3,449

TENGION, INC.

BALANCE SHEET DATA
(in thousands)
(unaudited)

	September 30, 2014	December 31 , 2013
Cash and cash equivalents	$5,728	$21,510
Total assets	9,621	25,724
Warrant liability	56,023	11,425
Total debt and embedded derivative, net of debt discount	33,326	26,952
Total liabilities	93,003	42,580
Total stockholders’ deficit	(83,382)	(16,856)

TENGION, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands, except per share data)
(unaudited)

In accordance with Regulation G of the Securities and Exchange Commission, the table set forth below reconciles certain financial measures used in this press release that were not calculated in accordance with generally accepted accounting principles, or GAAP, with the most directly comparable financial measure calculated in accordance with GAAP.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net loss – GAAP	$(18,352)	$(7,257)	$(70,465)	$(24,966)
Change in fair value of embedded derivative and derivative liability	2,856	(53)	6,631	4,385
Change in fair value of warrant liability	8,785	1,179	44,074	2,979
Other expense, net	149	156	453	277
Adjusted net loss	$(6,562)	$(5,975)	$(19,307)	$(17,325)

Shares used in computing basic and diluted net loss attributable to common stockholders:
Basic and diluted	25,171	4,261	20,174	3,449

Basic and diluted net loss per share- GAAP	$(0.73)	$(1.70)	$(3.49)	$(7.24)
Adjustment per share	$0.47	$0.30	$2.53	$2.22
Basic and diluted net loss per share - adjusted	$(0.26)	$(1.40)	$(0.96)	$(5.02)